Filed by Home Federal Bancorp, Inc.
Pursuant to Rule 425 under the
Securities Act off 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Home Federal Bancorp, Inc.
Commission File No. 001-33795

Syndicated Stock Offering

NASDAQ:  HOME

November 2007

Home Federal Bancorp, Inc.

Home Federal Bancorp, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Home Federal Bancorp, Inc. has filed with the SEC for more complete information about Home Federal Bancorp, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Home Federal Bancorp, Inc., or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (208) 468-5151.

Home Federal Bancorp, Inc. has filed a proxy statement/ prospectus concerning the conversion with the SEC.  Shareholders of Home Federal Bancorp, Inc. are urged to read the proxy statement/ prospectus because it contains important information.  Investors are able to obtain all documents filed with the SEC by Home Federal Bancorp, Inc. free of charge by visiting EDGAR on the SEC’s website at www.sec.gov.  In addition, documents filed with the SEC by Home Federal Bancorp, Inc. are available free of charge from the Corporate Secretary of Home Federal Bancorp, Inc. at 500 12th Avenue South, Nampa, Idaho 83651, telephone (208) 466-4634  The directors, executive officers, and certain other members of management and employees of Home Federal Bancorp, Inc. are participants in the solicitation of proxies in favor of the conversion from the shareholders of Home Federal Bancorp, Inc.  Information about the directors and executive officers of Home Federal Bancorp, Inc. is included in the proxy statement/ prospectus filed with the SEC.

The shares of common stock of Home Federal Bancorp, Inc. are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

This presentation is for informational purposes only and does not constitute an offer to sell shares of common stock of Home Federal Bancorp, Inc. (HOME). Please refer to the prospectus dated November 9, 2007.

Certain comments made in the course of this presentation by HOME are forward-looking in nature.  These include all statements about HOME’s operating results or financial position for periods ending or on dates occurring after June 30, 2007 and usually use words such as “expect”, “anticipate”, “believe”, and similar expressions.  These comments represent management’s current beliefs, based upon information available to it at the time the statements are made with regard to the matters addressed.

All forward-looking statements are subject to risks and uncertainties that could cause HOME’s actual results or financial condition to differ materially from those expressed in or implied by such statements.  Factors of particular importance to HOME include, but are not limited to: (1) changes in general economic conditions, including interest rates; (2) competition among providers of financial services; (3) potential improvements or deterioration in asset quality; (4) failure to effectively utilize the net proceeds of the offering; and (5) price levels and conditions in the public securities market generally.  Please refer to the prospectus for additional factors.  HOME does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Transaction Overview

Shares sold in subscription and community offering:

8%

Percent shares sold to ESOP:

TBD

Anticipated shares to be sold in Syndicated Offering:

TBD

Anticipated shares to be sold in Syndicated Offering:

Price per share:

$10.00

5% of stock sold in offering

Individual purchase limitation:

5% of stock sold in offering

In-concert purchase limitation:

TBD

Offering Range expectation:

Exchange ratio at:          Min:1.1360     Mid:1.3364     Max:1.5369     Supermax:1.7674

$0.041

Expected quarterly dividend at midpoint:

2.42%

Insider ownership at midpoint:

NASDAQ / HOME (1)

Listing / Ticker:

Keefe, Bruyette & Woods

Syndicated Offering lead manager:

Expected Pricing:

TBD

Expected Trading:

TBD

(1) For a period of 20 trading days after the completion of the offering, Home Federal Bancorp Inc.’s common stock will trade under the symbol “HOMED.” Thereafter, Home Federal Bancorp, Inc.’s trading symbol will revert to “HOME.”

Pro Forma Offering Range

Pro Forma Data* - At or for the 9 months ended June 30, 2007

MINIMUM

MIDPOINT

MAXIMUM

ADJUSTED

MAXIMUM

Shares sold in Offering

10,200,000

12,000,000

13,800,000

15,870,000

Pro Forma Shares Outstanding

17,303,110

20,356,600

23,410,090

26,921,604

Offering Price Per Share

$10.00

$10.00

$10.00

$10.00

Gross Proceeds ($000s)

$102,000

$120,000

$138,000

$158,700

Pro Forma Tangible Stockholders’ Equity ($000s)

$195,882

$211,247

$226,612

$244,283

Pro Forma Tangible Stockholders’ Equity per Share

$11.33

$10.38

$9.69

$9.08

Price / Tangible Book

88.26%

96.34%

103.20%

110.13%

Price / Earnings

23.44 x

26.79 x

30.00 x

32.61 x

Exchange Ratio

1.1360

1.3364

1.5369

1.7674

Pro Forma Stockholders’ Equity / Assets

24.06%

25.46%

26.82%

28.32%

*Information based upon assumptions in the Prospectus under "Pro Forma Data".  Final valuation dependent on results of subscription and syndicate offerings.

Investment Highlights

Impressive Market Place

Experienced Management Team

Strong Asset Quality

Consistent Brand and Product Marketing

Franchise  Expansion

Continue Planned Expansion of the Commercial Banking Line

Increased and Diversified Sources of Non Interest Income

Application of Effective Capital Management Strategies

Our Market:  Location

Home to the Blue Turf and the

Fiesta Bowl Champion Boise State University Broncos

Market Demographics Summary

600,000 of Idaho’s 1.4 million residents live in the Boise Valley

Boise is rated as one of the best places to live and work by Forbes, the Wall Street Journal and Inc. Magazine

Farmers Insurance rates Boise as the most secure place to live among regions with populations over 500,000

Affordable:  Cost of Living only 96% of the National Average

Pro Business Regulatory Environment

HOME’s values are deposit-weighted in the counties in which it operates

Source:  SNL Financial

Projected Change in Population

2007-2012 (%)

8.9

6.3

12.0

17.5

-

5.0

10.0

15.0

20.0

HOME

ID

West

US

Projected Change in Median Household Income

2007 - 2012 (%)

19.7

17.3

20.8

17.6

-

4.0

8.0

12.0

16.0

20.0

24.0

HOME

ID

West

US

Experienced Management Team

24

< 1

EVP – Consumer Banking

Steven K. Eyre

15

1

EVP – Commercial Banking

Steven D. Emerson

27

27

SVP, Treasurer, Secretary and CFO

Robert A. Schoelkoph,
CPA

30

1

President of Home Federal Bank; Director

Len E. Williams

35

12

President, CEO and Chairman of Home Federal
Bancorp

Daniel L. Stevens

Years of

Banking
Experience

Years at
Home

Federal

Title

Name

Established Branch Network

15  Full-service banking offices

2  Loan centers

16  ATMs

Currently one branch under construction and 2 planned
for 2008 in the Boise Valley

Franchise Expansion in commercial and consumer dense
areas

Total Loans & Assets

200,000

300,000

400,000

500,000

600,000

700,000

800,000

Sep-02

Sep-03

Sep-04

Sep-05

Sep-06

Sep-07

Total Assets

Total Loans

Loan Portfolio

Loan Portfolio as of 6/30/2007

1-4 Family

R.E.

52.4%

Multifamily &

Commercial

R.E.

28.6%

Commercial

0.8%

Construction

9.3%

Consumer &

H.E.

8.9%

Loan Portfolio Composition

($000s)

$0

$50,000

$100,000

$150,000

$200,000

$250,000

$300,000

1-4 Family

R.E.

Multi-Family

& Comm.

R.E.

Construction

Commercial

Consumer &

H.E.

Sep-02

Jun-07

Quality, Sustainable, Profitable, Growth

No “sub-prime” loans

9/30 Quarterly Yield of 6.70%

Focused on Expansion of Commercial Banking

Asset Quality

-

0.25

0.50

0.75

1.00

1.25

1.50

Sep-05

Sep-06

Dec-06

Mar-07

Jun-07

Sep-07

NPAs / Loans & REO (%)

-

0.05

0.10

0.15

0.20

0.25

2005 FY

2006 FY

2007Q1

2007Q2

2007Q3

2007Q4

0.40

0.45

0.50

0.55

0.60

0.65

0.70

0.75

NCOs/Avg. Loans

Reserves / Loans

Deposit Mix

Deposit Composition as of 9/30/2007

Certificates

of Deposit

53.2%

Interest

Bearing

Demand

Deposits

31.6%

Noninterest

Bearing

Demand

Deposits

9.6%

Savings

Deposits

5.7%

Deposit Composition

($000s)

$0

$25,000

$50,000

$75,000

$100,000

$125,000

$150,000

$175,000

$200,000

$225,000

$250,000

Savings

Demand

CDs

Sep-02

Sep-07

Focus on small business,
convenience and our stellar
service reputation to grow
core deposits

Compensation plans have
been aligned to drive growth
in low cost deposits

Demographic Market Share by County

Source:  SNL Financial

Canyon, ID

Overall

Rank

Comu.

Bank

Rank

Institution (ST)

Type

2007

Number

of

Branches

2007

Total

Deposits in

Market

($000)

2007

Total

Market

Share

(%)

1

Wells Fargo & Co. (CA)

Bank

7

276,785

19.72

2

1

Home Federal Bancorp (MHC) (ID)

Thrift

5

211,123

15.04

3

U.S. Bancorp (MN)

Bank

5

163,749

11.67

4

2

Cascade Bancorp (OR)

Bank

3

132,644

9.45

5

Washington Federal Inc. (WA)

Thrift

2

105,466

7.51

6

3

Idaho Independent Bank (ID)

Bank

2

101,234

7.21

7

KeyCorp (OH)

Bank

3

82,771

5.90

8

Washington Mutual Inc. (WA)

Thrift

3

73,381

5.23

9

4

Intermountain Community Bncp (ID)

Bank

2

68,507

4.88

10

Zions Bancorp. (UT)

Bank

3

56,243

4.01

11

Bank of America Corp. (NC)

Bank

1

42,002

2.99

12

5

D. L. Evans Bancorp (ID)

Bank

2

30,361

2.16

13

6

Glacier Bancorp Inc. (MT)

Bank

2

29,293

2.09

14

7

W.T.B. Financial Corp. (WA)

Bank

1

19,104

1.36

15

8

Syringa Bancorp (ID)

Bank

1

5,807

0.41

16

BNP Paribas Group

Bank

1

5,275

0.38

Total For Institutions In Market

43

1,403,745

Ada, ID

Overall

Rank

Comu.

Bank

Rank

Institution (ST)

Type

2007

Number

of

Branches

2007

Total

Deposits in

Market

($000)

2007

Total

Market

Share

(%)

1

U.S. Bancorp (MN)

Bank

26

1,487,731

24.92

2

Wells Fargo & Co. (CA)

Bank

17

1,049,049

17.57

3

KeyCorp (OH)

Bank

10

525,174

8.80

4

1

Cascade Bancorp (OR)

Bank

9

381,341

6.39

5

Bank of America Corp. (NC)

Bank

5

365,931

6.13

6

Washington Mutual Inc. (WA)

Thrift

11

311,856

5.22

7

Washington Federal Inc. (WA)

Thrift

7

280,921

4.71

8

2

W.T.B. Financial Corp. (WA)

Bank

5

266,684

4.47

9

3

Idaho Independent Bank (ID)

Bank

7

215,874

3.62

10

4

Syringa Bancorp (ID)

Bank

4

207,415

3.47

11

5

Idaho Bancorp (ID)

Bank

4

189,187

3.17

12

6

D. L. Evans Bancorp (ID)

Bank

4

158,856

2.66

13

7

Home Federal Bancorp (MHC) (ID)

Thrift

10

152,510

2.55

14

8

Banner Corp. (WA)

Bank

4

124,985

2.09

15

9

Glacier Bancorp Inc. (MT)

Bank

7

117,800

1.97

16

Zions Bancorp. (UT)

Bank

3

48,835

0.82

17

10

Sterling Financial Corp. (WA)

Bank

3

46,780

0.78

18

11

Idaho Trust Bancorp (ID)

Bank

1

27,356

0.46

19

BNP Paribas Group

Bank

2

12,198

0.20

Total For Institutions In Market

139

5,970,483

Gem, ID

Overall

Rank

Comu.

Bank

Rank

Institution (ST)

Type

2007

Number

of

Branches

2007

Total

Deposits in

Market

($000)

2007

Total

Market

Share

(%)

1

Wells Fargo & Co. (CA)

Bank

1

66,994

44.51

2

1

Home Federal Bancorp (MHC) (ID)

Thrift

1

32,742

21.75

3

U.S. Bancorp (MN)

Bank

1

30,884

20.52

4

KeyCorp (OH)

Bank

1

19,898

13.22

Total For Institutions In Market

4

150,518

Elmore, ID

Overall

Rank

Comu.

Bank

Rank

Institution (ST)

Type

2007

Number

of

Branches

2007

Total

Deposits in

Market

($000)

2007

Total

Market

Share

(%)

1

Wells Fargo & Co. (CA)

Bank

2

51,767

32.84

2

Washington Mutual Inc. (WA)

Thrift

1

31,681

20.10

3

U.S. Bancorp (MN)

Bank

2

31,379

19.91

4

1

Home Federal Bancorp (MHC) (ID)

Thrift

1

24,522

15.56

5

2

Idaho Independent Bank (ID)

Bank

1

18,266

11.59

Total For Institutions In Market

7

157,615

Deposits

-

50,000

100,000

150,000

200,000

250,000

300,000

350,000

400,000

450,000

Sep-02

Sep-03

Sep-04

Sep-05

Sep-06

Sep-07

Net Interest Margin

3.57

3.33

3.05

3.00

3.02

3.04

-

0.50

1.00

1.50

2.00

2.50

3.00

3.50

4.00

2005 FY

2006 FY

2007Q1

2007Q2

2007Q3

2007Q4

Non Interest Income / Operating Revenue

-

5.00

10.00

15.00

20.00

25.00

30.00

35.00

40.00

2005 FY

2006 FY

2007Q1

2007Q2

2007Q3

2007Q4

Efficiency Ratio

40.0

45.0

50.0

55.0

60.0

65.0

70.0

75.0

80.0

85.0

90.0

2005 FY

2006 FY

2007Q1

2007Q2

2007Q3

2007Q4

1.35

1.40

1.45

1.50

1.55

1.60

1.65

1.70

1.75

1.80

1.85

Efficiency Ratio

Net Op Expenses / Avg. Assets

Historical Capital Management

$-

$0.01

$0.02

$0.03

$0.04

$0.05

$0.06

$0.07

Jun-

05

Sep-

05

Dec-

05

Mar-

06

Jun-

06

Sep-

06

Dec-

06

Mar-

07

Jun-

07

Sep-

07

Dec-

07

Cash Dividends per Share ($)

Stock Buyback History

7/25/05: The board approves the repurchase of up to 298,092 shares to fund the company’s 2005 recognition and retention plan

9/6/05: Completes repurchase of  298,092 shares (1.96% of total shares) at an average price of $13.09 per share

Dividend Yield:                         1.80%*

*Based on a current market value of $12.25 as of
November 19, 2007

Recap of Strategic Objectives

Growth in Existing Markets

Continue with Disciplined Execution

Hire Experienced, Targeted Employees with Customer Service Focus

Expand Product Offerings

Increase Core Transaction Deposits

Commitement to Return Excess Captial

THANK YOU!

Home Federal Bancorp, Inc.

Proposed Holding Company for

Syndicated Stock Offering

NASDAQ: HOME

November 2007